UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alex J. Tolston
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, Florida, 33134
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

April 9, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON McNamara, James M.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 988,091 (See Items 4 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 988,091 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,091 (1) (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 628,376 shares of the Issuer’s Class B common stock, convertible at any time at the option of the Reporting Person, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock, 28,562 shares of which are subject to  forfeiture in the event the closing sales price of the Issuer’s Class A common stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 60 months of April 4, 2013 (the “Effective Date”). Also includes 219,430 warrants exercisable at any time at the option of the Reporting Person into 109,715 shares of Issuer’s Class A common stock and options to purchase 250,000 shares of the Issuer’s Class A common stock exercisable within 60 days of April 9, 2016.

(2) Based on 15,090,077 shares of Issuer’s Class A common stock issued and outstanding as of April 4, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (“Commission”) on April 6, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 5

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the corresponding items in the Schedule 13D (the “Original Schedule 13D”) filed with the Commission by Mr. McNamara on March 26, 2014, as specifically set forth herein, and except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4, as applicable.

On April 9, 2015 and 2016, 83,333 and 83,333 previously issued options exercisable into 166,666 shares of  Class A common stock vested, representing more than 1% of the total shares of Issuer’s Class A common stock outstanding, necessitating the filing of this Amendment No. 1.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, deemed appropriate. In particular, the Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire, including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 of the Original Schedule 13D, to any person or entity, including dispositions to affiliates of the Reporting Person; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Person; (vi) propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (vii) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (vi) above. As a result, the Reporting Person may take positions with respect to and seek to have the directors influence the decision of the Board of Directors regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The Reporting Person is the beneficial owner of 988,091 shares of Class A common stock representing 6.1% of the Class A common stock, including 628,376 shares of the Issuer’s Class B common stock, convertible at any time at the option of the Reporting Person, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock, 28,562 shares of which are subject to forfeiture in the event the closing sales price of the Issuer’s Class A common stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 60 months of the Effective Date, 219,430 warrants exercisable at any time at the option of the Reporting Person into 109,715 shares of Issuer’s Class A common stock and 250,000 shares of the Issuer’s Class A common stock issuable upon the exercise of options.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 5

Percentage ownership is based on 15,090,077 shares of Issuer’s Class A common stock issued and outstanding as of April 4, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 6, 2016 pursuant to Section 14(a) of the Exchange Act. Shares of Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote. On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person, owns 2.1% of the Issuer’s capital stock.
(c) Options to purchase 250,000 shares of Issuer’s Class A common stock granted to the Reporting Person by the Issuer’s Board of Directors on May 16, 2013, became fully vested for the Reporting Person upon the vesting of the third and final installment of options on April 9, 2016. On April 9, 2015 and 2016, 83,333 and 83,333 previously issued options exercisable  into 166,666 shares of  Class A common stock vested, representing more than 1% of the total shares of Issuer’s Class A common stock outstanding, necessitating the filing of this Amendment No. 1.
(d) and (e) Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2016.

By:	/s/ James M. McNamara
Name: James M. McNamara
Title: Director of the Issuer